UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)
and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HC2 Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

Avram Glazer

Lancer Capital LLC

777 South Flagler Drive

Suite 800, West Tower

West Palm Beach, Florida 33401

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS Lancer Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,608,488 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,608,488 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,608,488 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14		TYPE OF REPORTING PERSON OO

(1)Includes 456,621 shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.

(2) Based on 46,550,384 shares of Common Stock of the Issuer outstanding as of May 22, 2020, as reported in the Issuer’s Schedule 14A Definitive Proxy Statement filed with the Securities and Exchange Commission on May 27, 2020.

CUSIP No. 404139107	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,608,488 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,608,488 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,608,488 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14		TYPE OF REPORTING PERSON IN

(1)Includes 456,621 shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.

(2)Based on 46,550,384 shares of Common Stock of the Issuer outstanding as of May 22, 2020, as reported in the Issuer’s Schedule 14A Definitive Proxy Statement filed with the Securities and Exchange Commission on May 27, 2020.

CUSIP No. 404139107	13D	Page 4 of 8 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 23, 2020 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of HC2 Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 3.                   Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the shares of Common Stock to which this Statement relates were purchased with funds generated and held by the respective Reporting Persons. The aggregate purchase price of the shares of Common Stock was approximately $13,489,833.60 (excluding commissions).

ITEM 5.                   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)         As of the date hereof, Lancer beneficially owns directly 4,608,488 shares of Common Stock representing 9.9% of the Issuer’s Common Stock, and Mr. Glazer beneficially owns directly 4,608,488 shares of Common Stock, representing 9.9% of the Issuer’s Common Stock, based upon 46,550,384 shares of Common Stock of the Issuer outstanding as of May 22, 2020, as reported in the Issuer’s Schedule 14A Definitive Proxy Statement filed with the Securities and Exchange Commission on May 27, 2020.

(b)         The following sets forth, as of the date of this Statement, the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Avram Glazer	4,608,488	9.9%	4,608,488	0	4,608,488	0
Lancer Capital LLC	4,608,488	9.9%	4,608,488	0	4,608,488	0

Lancer is the record holder of 4,608,488 shares of Common Stock. Mr. Glazer is the sole owner of Lancer, and in such capacity may be deemed to beneficially own the shares held of record by Lancer.

CUSIP No. 404139107	13D	Page 5 of 8 Pages

(c)          The transactions in the Common Stock by the Reporting Persons during the past sixty days are amended to include the transactions set forth in Schedule A and are incorporated herein by reference.

(d)         None.

(e)          Not applicable.

Item 7.     Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement by and between Lancer Capital LLC and Avram Glazer, dated June 17, 2020.

CUSIP No. 404139107	13D	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2020

Avram Glazer

	By:	/s/ Avram Glazer
	Name:	Avram Glazer

Lancer Capital LLC

	By:	Avram Glazer

	By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Sole Member

CUSIP No. 404139107	13D	Page 7 of 8 Pages

Schedule A

Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Reporting Person	Date of Transaction	Buy/Sell	Number of Shares Purchased/(Sold)	Price Per Share(1)
Lancer Capital LLC	6/15/20	Buy	446,233	$3.5864
Lancer Capital LLC	6/16/20	Buy	515,000	$3.7833

(1)  Excluding any brokerage commissions.

CUSIP No. 404139107	13D	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D/A with respect to the common stock of HC2 Holdings, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D/A.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of June 17, 2020.

Avram Glazer

By:	/s/ Avram Glazer
Name:	Avram Glazer

Lancer Capital LLC

By:	Avram Glazer

By:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Sole Member